Exhibit 99.1

Hexindai Begins Sharing Credit Data with Baihang Credit

BEIJING, Jan. 23, 2019 /PRNewswire/— — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, announced today that it has connected its systems and begun sharing credit data with Baihang Zhengxin (“Baihang Credit”).

Hexindai will make regular transfers of credit data to Baihang Credit which integrate and process the data collected to provide individual credit data. On the other hand, Hexindai will leverage the data generated from Baihang Credit to more accurately assess a borrower’s creditworthiness and potentially reduce the cost of risk management. In addition, borrowers will be encouraged to maintain healthy credit records due to the increasing cost of default brought by more integrated individual credit record.

“Baihang Credit’s platform will greatly enhance our credit services and strengthen compliance,” commented Mr. Xinming Zhou, Chief Executive Officer of Hexindai, “I believe being one of the institutions to share credit data with Baihang Credit is recognition of our leading position in the industry, diversified customer base, high-quality data, transparent operations, and regulatory compliance. We look forward to working with Baihang Credit and other partner companies to support the healthy development of the industry.”

About Baihang Credit

Baihang Credit is the first credit bureau that is granted the individual credit checking license from Chinese government and under the guidance of the People’s Bank of China. It was established by the National Internet Finance Association of China (NIFA) in conjunction with eight privately-owned Chinese companies including Sesame Credit, Tencent Credit, Kaola Credit, Pengyuan Credit, Sinoway Credit, Qianhai Credit Service, China Chengxin Credit and Intellicredit. Baihang Credit offers credit data services, mainly including collecting and processing individual credit information, generating and establishing credit reports, and anti-fraud services.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai

Investor Relations

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com